

June 18, 2013

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have reviewed your supplemental response letter dated May 30, 2013 as well as your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Introduction and Overview, page 44

1. We note your response to comment 1. We also note that you have lost a material number of video customer relationships during the past three fiscal years and that those video customer relationship losses presumably were not evenly distributed across all your service areas. Therefore, please explain to us how management organizes, tracks and reports your various customer relationships (video, high speed internet, voice, business

services, etc.) in the geographic market service areas in which your Cable
Communications Segment operates.

Cable Communications Segment – Revenue, page 50

2. We note your response to comment 2. We note that to reflect the evolution of your
    relationship with your customers and changes in your industry, you plan to change your
    ARPU calculation at the end of this year and use as the denominator total customer
    relationships. We note that your current metric described as "total revenue per video
    customer" is confusing as the revenue may not be associated with a video customer. As a
    result, we believe that any delay in removing this metric is inappropriate.

3. We note your response to comment 3. Please expand your discussion for all periods
    presented to address the following:

    a. Video revenue – Quantify separately and discuss the factors that contributed to
        the increases in rate adjustments and higher levels of video service. Furthermore,
        discuss the factors that contributed to the decline in the number of residential
        video customers.

    b. High-speed internet revenue - Quantify separately and discuss the factors that
        contributed to the increases in high-speed internet rates, higher levels of service
        and in the number of high-speed internet customers.

    c. Voice revenue – Discuss the reasons why revenue increases have remained
        relatively flat despite the substantial net additions in voice customers.

    d. Business service revenue - Quantify separately and discuss the factors that
        contributed to the increase in the number of business customers and the effects of
        your expansion of services to medium-sized businesses.

This is not meant to represent an all-inclusive list of where your MD&A should be
improved. We encourage you to provide quantification of amounts and further
clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director